Chembio Diagnostics, Inc.
3661 Horseblock Road, Medford, NY 11763
Ticker Symbol: CEMI (OTCBB)
Year Founded: 1992
Number of Employees: 96
Company Contact: Susan Norcott 631-924-1135 x125
www.chembio.com

Business Description

Chembio Diagnostics, Inc. develops, manufactures and licenses point-of-care testing (POCT) products. Chembio created and patented a new revolutionary technology called Dual Path Platform (DPP™). The technology is addressing critical market requirements in the infectious disease testing market and other growing markets. Products under development, both OEM and branded, are anticipated to create significant new revenue streams that will add to Chembio's core business of rapid HIV tests.

Investment Highlights

Newly patented DPP technology revolutionizes the category showing significant improvement over earlier technology. Major benefits include improved sensitivity, multiplexing, sample control and quantitative measurements.

Chembio's FDA Approved HIV tests marketed in U.S. by Inverness Medical Innovation (IMA), a leading POCT company. IMA markets Chembio's products as Clearview® Complete HIV 1/2 globally and Clearview® HIV 1/2 STAT-PAK™ in U.S. to hospital emergency departments, public health clinics, and physicians offices.

Point of care testing is the fastest growing segment of the $28 billion in-vitro diagnostics market. Drive for cost containment and need for quick results have caused the market to grow rapidly.

Financial Information

Selected Operating Results ($000s)	QI 2008	QI 2007	2007	2006
Total Revenues	2,365	2,038	9,231	6,502
Gross Profit	1,062	660	3,862	2,017
GP %	44.9%	32.3%	41.8%	32.0%
SG&A	1,247	1,252	4,832	5,195
R&D Expenses	626	319	1,907	1,401
Operating Loss	(812)	(911)	(2,876)	(4,580)
Net Loss	(798)	(729)	(2,627)	(4,995)
Net Loss Attributable to Common Stock	(798)	(1,083)	(8,272)	(8,205)

Selected Balance Sheet Information ($000s)	QI 2008
Cash	1,765
Total Assets	6,615
Total Liabilities	2,992
Shareholders' Equity	3,624
Common Stock Outstanding (# Shares in 000s)	60,537

Stock Information

Price 5/19/08 52 wk. hi/lo	$0.12 $.65 / $.08
Market Cap	$7.2MM
Average Vol.	100,477 (3 Mos.)

Company Coverage / Analyst	
Collins Stewart LLC	Keay Nakae
JM Dutton Assoc,	Stephen Handley

Major Beneficial Holders	# of Common Shares and Warrants
Crestview Capital Masters Fund, LLC	24,145,310
Lawrence Siebert	8,466,405
Inverness Medical Innovations, Inc.	5,367,840
Vicis Capital Master Fund	4,608,707
Millennium 3 Opportunity Fund, LLC	4,006,610


Gross Profit (in 000's)
Q4
Q3
Q2
Q1
$1,33
$520
$275
$269
$268
$2,017
$830
$187
$564
$436
$3,862
$1,225
$985
$992
$660
$1,062
2005
2006
2007
2008


Total Revenue (in 000's)
Q4
Q3
Q2
Q1
$3,941
$1,358
$945
$906
$732
$6,503
$2,610
$1,018
$1,637
$1,238
$9,231
$2,376
$2,314
$2,503
$2,038
$2,365
2005
2006
2007
2008


HIV 1/2
Infectious Disease
Clearview
Clearly different.
Clearly better.
Women's Health | Infectious Disease | Cardiovascular | Drugs of Abuse | GI Disorders
Clearview HIV 1/2 STAT-PAK
A rapid, qualitative screening test for the detection of antibodies to HIV 1 and HIV 2 in human whole blood, serum, and plasma.
Point of Care Diagnostics
Clearview® COMPLETE HIV 1/2
Clearly different
Provides highly sensitive and specific tests for the detection of human immunodeficiency virus (HIV) in whole blood.
Rapid Reporting: Results in 15 minutes.
Convenience: Self-contained system, pouch includes lancet and bandage for fingerstick collection.
Reliability: Built-in control confirms sample addition and proper test performance.
Flexibility: Use with multiple sample types – whole blood (fingerstick or venipuncture), serum or plasma.
Clearly better
Reliable results – 99.7% sensitive, 99.9% specific
Detects HIV 1 and HIV 2 for a COMPLETE picture in one test.
15 minute results mean STAT decision making, quickly and confidently while patient is present.
Minimal sample size of 2.5 μL reduces sample handling and exposure risk, less invasive for patient.
Multiple specimen types to fit your lab and practice patterns.
Long 24-month shelf life allows your offices to purchase in volume.
inverness medical
professional diagnostics


Clearview HIV 1/2 STAT-PAK
Clearview COMPLETE HIV 1/2

Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Inverness Medical Innovations, Inc.

inverness medical innovations

Developed and Manufactured by

CHEMBIO DIAGNOSTICS, INC.


DPP™
2
Buffer
T C
ID
Blood/Serum/Plasma
1
Sample + Buffer
Oral Fluid
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

Chembio's Dual Path Platform Patented in 2007

DPP™ Technology

Competitive Advantages For POC Testing

- **Improved Sensitivity** - enabled by more efficient binding method
- **Easier Multiplexing** - due to even and direct distribution of sample to multiple test lines
- **Enhanced Sample Control** – as a result of independent sample migration path
- **Clearer Results** – efficient binding allows for improved functionality of instruments for reading and reporting of qualitative or quantitative results

Management Team

Lawrence A. Siebert, CEO, 25 years of management and financing experience
Richard J. Larkin, CFO, 25 years of operational and financial experience
Javan Esfandiari, SVP R&D, 15 years of experience in development of in-vitro diagnostic point of care products
Robert Aromando, SVP Commercial, 25 years of sales and marketing experience in diagnostics and pharmaceutical industries

Board Of Directors

Katherine Davis - Former Lieutenant Governor and numerous other leadership positions for the State of Indiana; former senior executive of Cummins, Inc. (NYSE:CMI)

James Merselis - 30 years of Dx industry experience; Former CEO of Hemosense (AMEX:HEM) sold in 2007 to Inverness

Dr. Gary Meller - broad experience in medical and information technology and pharmaceutical product development

Alan Carus, CPA – former partner of Ernst & Young and senior executive with Overseas Shipholding Group, Inc. (NYSE:OSG)

Except for the historical information contained herein, the matters discussed in this document are forward-looking statements, the accuracy of which is subject to risks and uncertainties. Please refer to Chembio Diagnostic's Inc. most recent Form 10-KSB and Forms 10-Q for additional information about the Company and related risks. - May 2008